Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment No. 3 to the Form S-1 (SEC Registration No. 333-223568) as filed with the SEC of our audit report dated March 9, 2018, with respect to the balance sheet of Tiburon International Trading Corp. as of January 31, 2018 and the related statements of operations, stockholder’s equity, and cash flows for the period from February 17, 2017 (inception) to January 31, 2018. Our report dated March 9, 2018, relating to those financial statements, includes an emphasis of matter paragraph relating to significant doubt as to Tiburon International Trading Corp.'s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

Spokane, Washington

September 14, 2018